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January 4, 2012

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn: David Irving

Re:	SVB Financial Group Comment Letter of December 23, 2011
(File No. 000-15637)

Dear Mr. Irving:

We are legal counsel to SVB Financial Group. Per our voicemail correspondence, SVB is requesting an extension of the ten business day period you requested for a response to the above-referenced comment letter. Specifically, SVB requests to submit its response on or before January 17, 2012. If you have any questions or concerns regarding this proposal, please give me a call at (650) 849-3421. Per our voicemail exchanges, we will presume if we do not receive a response that the Staff is willing to allow us this extension but please do contact us if that assumption is incorrect.

Thank you.

Sincerely,

/s/ Todd Cleary

Todd Cleary